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Healthy Options
Grit Fit Cafe

Health Food Cafe

378 Hillsboro Technology Drive
Deerfield Beach, FL 33441
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INVESTMENT OPPORTUNITY
Grit Fit Cafe is seeking investment to expand services and menu selections.
Generating RevenueFirst Location
Early Investor Bonus: The investment multiple is increased to 1.7 for the next $50,000 invested.
Profile
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THE TEAM
Raymond Sherwood
Owner

Raymond Sherwood has been an integral part of several successful startups after receiving his MBA. Always seeking for creative ways to drive businesses and simplify processes and set new standards. He has a limitless desire to acquire new skills under the guidance of experienced mentors and coaches throughout different industries.

With this background, Grit Fit Cafe will be run with the right decisions which directs the company to its end goals.

From Raymond; “My goal is to grow this brand in Florida and beyond, understand its customer demographics and complement its marketing activities with our elegant skills. I know what has been missing and what the people want in relation to healthy eating.”

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Grit Fit Cafe is a new health-focused cafe in Deerfield Beach, Florida. We're a fresh, modern, sophisticated, on-the-go cafe that specializes in nutritious and healthy food. The menu includes smoothies, Acai bowls, coffees, and teas.

We plan to use funds generated through our Mainvest campaign to expand offerings; including fresh, locally-sourced meal-prep packages.

With many people expressing interest in meal preps and pre-packaged meals, pro athletes and influencers within the facility are flocking to us, wanting to sign up for weekly, monthly, and even yearly meal preps. from luxury clientele to professional sports teams we want to serve them wholesome options.

NFL, MLB, NHL, NBA, Tennis, and other pro organizations as well as Olympic athletes are walking through the facility daily. We currently are signed with the head nutritionist for the New York Mets baseball team! Which leads to opportunities for us to serve other clients.

At Grit Fit Cafe, we believe food has to be as pleasing in its presentation as it is to the palate. Our idea is to deliver a new holistic approach to the provision of healthy eating. Giving the venue a soul, a purpose, and a stronger sense of culture whilst putting the consumer at the center of the experience in an environment that promotes memorable experiences.

Our Vision

Offering delicious, healthy food and drinks in a professional setting. We want to develop Grit Fit Cafe into an educational atmosphere where we could inform our customers on the benefits of eating and living a healthy lifestyle.

Our desire is to join the pool of other food providers like restaurants, cafes, meal preps and food delivery businesses and cater to the discerning customer palate and forever changing costumer cravings with our unique all natural cuisine. The lively atmosphere and amazing and affordable food will attract young and busy customers looking for great quality on the go. The idea is to attract recurring customers with great unique food, amazing customer service, with an impeccable atmosphere and all without spending a fortune. This will work through our network of pro athletes that will be passed down to there fans. We pride ourselves in serving and creating authentic fresh made menu, biodegradable and reusable packaging for pick ups/delivery, insisting on the freshest and best ingredient and delivering service akin to welcoming a dear friend to our home, we place honesty in Grit Fit Cafe's DNA.

Today many individuals are seeking healthier lifestyles that are augmented by organic food, low fats, and natural ingredients. Our menu therefore will try to fulfill these requirements and the researched health trends in the country. Our ingredients are sourced from farmers who use suitable agricultural practices. The entire food menu includes 100% organic and natural ingredients. That is how we will produce our irresistible line of natural products; the preferred choice of some of the finest hotels, cafés, and restaurants in Florida.

Grit Fit Cafe will host fundraisers, sporting/networking events, partner with local businesses, and corporate offices. Utilizing social media, Grit Fit Cafe anticipates a strong rate of repeat customers. There has already been interest from several organizations within our complex that have asked us to cater to their company with food during workdays. This agile brand will outshine the competition with customer-centered services to become a leading cafe in Florida.

Our Founder

Raymond brings marketing, finance, and business administration skills to Grit Fit Cafe. With this combination of experience and a unique product, Grit Fit Cafe will flourish. Raymond will also give back to the community through donations, fundraisers for local teams or clubs, and sponsorships.

Target Market

Grit Fit Cafe's customer base in the larger Deerfield Beach and beyond is

comprised of these target groups.

• Pro Athletes.

• Professional teams and organizations.

• Weight-conscious and active people.

• Consumers with acid-related conditions. It's estimated that at least 20% of the consumers experience some kind of acid-related condition.

• Health-conscious consumers across Deerfield Beach whose proportion is increasing. A study conducted by Symphony Retail AI shows that 25%-30% of Florida residents are conscious of their health.

• People on special diets including gluten-free diets, vegan diets, and low carb diets. For instance, those with obesity who comprise approximately 39.6% of the total population, as well as those with diabetes who comprise 9.4% of the total population.

This is a preview. It will become public when you start accepting investment.
Data Room
Investment Round Status

$20,000

TARGET

$100,000

MAXIMUM

This investment round closes on December 9, 2020.

Intended Use of Funds
Target Raise
Maximum Raise
Meal Prep Expansion $18,800
Mainvest Compensation $1,200
Total $20,000
Summary of Terms
Legal Business Name GRIT FIT CAFE L.L.C.
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested
1.7×
Investment Multiple 1.6×
Business's Revenue Share 0.5%-2.5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2027
Documents
2020 Balance Sheet
Financial Forecasts
GritFitCafe BusinessPlan.pdf
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$655,200	$864,864	$1,141,620	$1,427,025	$1,783,781
Cost of Goods Sold	$244,800	$323,136	$426,539	$533,173	$666,466
Gross Profit	$410,400	$541,728	$715,081	$893,852	$1,117,315

EXPENSES

Payroll	$130,000	$133,900	$137,918	$142,000	$147,000
E-Commerce	$9,000	$9,360	$9,734	$12,000	$14,300
Marketing	$2,400	$2,472	$2,546	$3,200	$3,780
Utilities	$4,800	$5,040	$5,292	$6,200	$7,130
Travel/Shipping	$7,200	$7,920	$8,712	$10,100	$12,200
Insurance	$6,000	$6,300	$6,616	$7,250	$8,210
Expected Payment	$1,624	$1,624	$1,624	$2,030	$2,600
Other	$7,000	$7,350	$7,718	$8,700	$10,100
Operating Profit	$242,376	$367,762	$534,921	$702,372	$911,995

This information is provided by Grit Fit Cafe. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Financial Condition
No operating history

Grit Fit Cafe was established in June 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Grit Fit Cafe's fundraising. However, Grit Fit Cafe may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Grit Fit Cafe to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Grit Fit Cafe operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Limited Operating History

Grit Fit Cafe is a newly established entity and has no history for prospective investors to consider.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Grit Fit Cafe might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Grit Fit Cafe is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Grit Fit Cafe nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Grit Fit Cafe will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Grit Fit Cafe is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Grit Fit Cafe will carry some insurance, Grit Fit Cafe may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Grit Fit Cafe could incur an uninsured loss that could damage its business.

Future Investors Might Have Superior Rights

If Grit Fit Cafe needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Grit Fit Cafe or management), which is responsible for monitoring Grit Fit Cafe's compliance with the law. Grit Fit Cafe will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Grit Fit Cafe is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Grit Fit Cafe fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Grit Fit Cafe, and the revenue of Grit Fit Cafe can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Grit Fit Cafe to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by Grit Fit Cafe. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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personal advisors. Neither the Securities and Exchange Commission nor any state agency has reviewed the investment opportunities listed on the Site. Mainvest does not provide any legal, tax, or accounting advice with respect to any securities. Thank you for using the Site. If you have questions, please contact us at info@mainvest.com.

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